Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-250888) of Pioneer Natural Resources Company for the registration of its common stock and the related Joint Proxy Statement/Prospectus of Pioneer Natural Resources Company and Parsley Energy, Inc. and to the incorporation by reference therein of our reports dated February 24, 2020, with respect to the consolidated financial statements of Pioneer Natural Resources Company, and the effectiveness of internal control over financial reporting of Pioneer Natural Resources Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

December 2, 2020